Painterland Sisters, LLC (the "Company") a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Painterland Sisters, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 9, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	123,536	9,206
Accounts Receivable	165,295	78
Inventory	70,765	615
Total Current Assets	359,596	9,900
TOTAL ASSETS	359,596	9,900
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	60,045	23,457
Line of Credit	192,964	-
Gift Card Liability	100	-
Notes Payable	638	8,861
Notes Payable - Related Party	103,493	32,376
Total Current Liabilities	357,240	64,694
Long-term Liabilities		
Line of Credit	771,856	-
Notes Payable	-	638
Notes Payable - Related Party	-	103,493
Total Long-Term Liabilities	771,856	104,131
TOTAL LIABILITIES	1,129,096	168,825
EQUITY		
Member's Equity	223,318	20,030
Accumulated Deficit	(992,818)	(178,955)
Total Equity	(769,500)	(158,925)
TOTAL LIABILITIES AND EQUITY	359,596	9,900

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	14,998	-	(22,423)	(7,425)
Capital Contributions	5,032	-		5,032
Net Income (Loss)	-	-	(156,532)	(156,532)
Ending Balance 12/31/2021	20,030	-	(178,955)	(158,925)
Capital Contributions	203,288	-	-	203,288
Net Income (Loss)	-	-	(813,863)	(813,863)
Ending Balance 12/31/2022	223,318	-	(992,818)	(769,500)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	653,769	600
Cost of Revenue	565,559	11,726
Gross Profit	88,210	(11,126)
Operating Expenses		
Advertising and Marketing	126,678	3,983
General and Administrative	746,898	155,707
Rent and Lease	3,580	-
Total Operating Expenses	877,156	159,690
Operating Income (loss)	(788,946)	(170,816)
Other Income		
Interest Income	8,203	14,500
Total Other Income	8,203	14,500
Other Expense		
Interest Expense	33,120	216
Total Other Expense	33,120	216
Earnings Before Income Taxes	(813,863)	(156,532)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(813,863)	(156,532)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(813,863)	(156,532)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	36,588	23,453
Gift Card Liability	100	-
Inventory	(70,150)	(615)
Accounts Receivable	(165,217)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(198,678)	22,838
Net Cash provided by (used in) Operating Activities	(1,012,541)	(133,694)
FINANCING ACTIVITIES		
Proceeds from Member's Equity	203,288	5,032
Proceeds/(Repayments) of Notes Payable	(14,367)	1,999
Proceeds/(Repayments) of Notes Payable - Related Party	(26,870)	135,868
Proceeds from Line of Credit	964,820	-
Net Cash provided by (used in) Financing Activities	1,126,872	142,900
Cash at the beginning of period	9,206	-
Net Cash increase (decrease) for period	114,330	9,206
Cash at end of period	123,536	9,206

Painterland Sisters, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Painterland Sisters, LLC ("the Company") was formed in Pennsylvania on August 31st, 2020. The Company earns revenue and plans to continue earning revenue by selling premium dairy products in the natural grocery world utilizing distributors and wholesale relationships nationwide. The Company utilized milk from their family's dairy farm in Northern Pennsylvania and used co-packing relationship to create value-added dairy products such as Organic Skyr Yogurt that can be consumed and distributed nationwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Concentration of Revenue

The Company generated 10%, 10.68%, 21.42%, and 27.72% of its revenue from 4 different customers in 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $70,765 as of December 31st, 2022, consisting of work in progress of $60,642 and finished goods of $10,123.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Corporation leases its office space under a periodic tenancy starting on September 1st, 2022 and continuing on a year-to-year basis. The base rate for this lease is $895 per month.

Year Ending December 31,	Payment
2023	10,740
2024	10,740
2025	10,740
2026	10,740
2027	-
Thereafter	-

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received a personal loan from a related party totaling $5,993 and resulting in a balance as of December 31st, 2022, of $3,493. The loan does not accrue interest and is due on demand.

The Company received a personal loan from a related party resulting in a balance as of December 31st, 2022, of $100,000. The loan does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company received a $1,000,000 line of credit on January 28th, 2022. The interest rate is 10% and the term of the line of credit is 60 months. The balance as of December 31st, 2022, was $964,820.

The Company was loaned a total of $10,000 resulting in a balance of $638 as of December 31st, 2022, that was fully paid off in 2023. The loan accrued interest at 1.5%.

See Note 3 – Related Party Transactions for details of loans entered into with related parties.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	297,095
2024	192,964
2025	192,964
2026	192,964
2027	192,964
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense
Notes Payable	10,000	1.5%	2023	638	-	638	216	8,861	638	9,499	216
Line of Credit	1,000,000	10%	2027	192,964	771,856	964,820	32,904	-	-	-	-
Notes Payable - Related Party 1	5,993	None	Due on Demand	3,493	-	3,493	-	2,500	3,493	5,993	-
Notes Payable - Related Party 2	129,876	None	Due on Demand	100,000	-	100,000	-	29,876	100,000	129,876	-
Total				**297,095**	**771,856**	**1,068,951**	**33,120**	**41,237**	**104,130**	**145,368**	**216**

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit of member's interest and is wholly-owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2023, the date these financial statements were available to be issued.

The Company entered into a loan agreement totaling $300,000. The loan accrues interest at 9.31% and is due in 2024.

The Company intends to issue Class A interests, representing up to a 13% interest in the Company (prior to issuance of any units or securities convertible into units in the Company's current offering), to certain affiliated parties in recognition of support provided to the Company and its operations.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.